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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

GRUBB & ELLIS REALTY ADVISORS, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
Units, consisting of one share of Common Stock and two warrants
(Title of Class of Securities)
400096 10 3 (COMMON STOCK)
400096 20 2 (UNITS)
(CUSIP Number)
C. Michael Kojaian
c/o Kojaian Holdings, LLC
39400 Woodward Ave., Suite 250,
Bloomfield Hills, Michigan 48304
(248) 644-7600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 6, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on the following page)

CUSIP No.	400096 20 2 (Units) / 400096 10 3 (Common Stock)	SCHEDULE 13D/A	Page	2	of	8

1	NAMES OF REPORTING PERSONS: Kojaian Holdings LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	(38-3466028)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
	Michigan

	7	SOLE VOTING POWER:

NUMBER OF		1,666,667

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,666,667

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,666,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	400096 20 2 (Units) 400096 10 3 (Common Stock)	SCHEDULE 13D/A	Page	3	of	8

1	NAMES OF REPORTING PERSONS: Kojaian Management Corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	(38-2643661)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
	Michigan

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,666,667

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,666,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,666,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	400096 20 2 (Units) 400096 10 3 (Common Stock)	SCHEDULE 13D/A	Page	4	of	8

1	NAMES OF REPORTING PERSONS: C. Michael Kojaian

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
	USA

	7	SOLE VOTING POWER:

NUMBER OF		41,670

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,666,667

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		41,670

WITH	10	SHARED DISPOSITIVE POWER:

		1,666,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,708,337

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	400096 20 2 (Units) 400096 10 3 (Common Stock)	SCHEDULE 13D/A	Page	5	of	8

1	NAMES OF REPORTING PERSONS: Mike Kojaian

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,666,667

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

1,666,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,666,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

5

This Amendment No. 2 (this “Amendment”) amends and supplements the Reporting Persons’ Schedule 13D filed on March 13, 2006, as previously amended to date. This Amendment No. 2 reduces the number of securities of the Registrant beneficially owned by C. Michael Kojaian due to the fact that, effective as of July 6, 2006, Mr. Kojaian decreased his ownership interest in Grubb & Ellis Company to less than 50%. As a result, beneficial ownership of the securities of the Registrant owned by Grubb & Ellis Company are not attributed to Mr. Kojaian since he is no longer the majority-controlling stockholder of Grubb & Ellis Company.
The tables of the Schedule 13D are amended and restated in their entirety as set forth in this Amendment.
Item 4 of the Schedule 13, “Purpose of Transaction,” is amended and restated in its entirety as set forth below:
     Each of the Reporting Persons has acquired their shares of Common Stock for investment purposes. Each of the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of securities of the Issuer through open market, privately negotiated transactions, or otherwise, depending on market conditions and other considerations that such Reporting Person deems relevant, including, but not limited to, liquidity and diversification considerations. As a director, C. Michael Kojaian has the power to influence the Issuer’s affairs and management in the ordinary conduct of the Issuer’s business.
     Other than as set forth in this Amendment No.2, no Reporting Person has any current plans or proposals for (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (iv) any material change in the Issuer’s present capitalization or dividend policy, (v) any other material change in the Issuer’s business or corporate structure, (vi) any changes in the Issuer’s Certificate of Incorporation or bylaws or other actions which are intended to impede the acquisition of control of the Issuer by any person, (vii) causing Common Stock to be delisted from the New York Stock Exchange, (viii) causing any of the Issuer’s equity securities to become eligible for termination of registration under the Securities Exchange Act of 1934, as amended, (except to the extent such equity securities are already eligible for termination of registration), or (ix) any action similar to those listed above.
Item 5 of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and restated in its entirety as set forth below:
     (a) Holdings beneficially owns 1,666,667 shares of Common Stock, which represent approximately 5.6% of the Issuer’s outstanding Common Stock.
     Kojaian Management may be deemed to beneficially own 1,666,667 shares of Common Stock held by Holdings. The shares of Common Stock that may be deemed to be beneficially owned by Kojaian Management represent approximately 5.6% of the Issuer’s outstanding Common Stock.

     C. Michael Kojaian beneficially owns 41,670 shares of Common Stock, and may be deemed to beneficially own 1,666,667 shares of Common Stock held by Holdings. The shares of Common Stock beneficially owned, or that may be deemed to be beneficially owned, by C. Michael Kojaian represent approximately 5.7% of the Issuer’s outstanding Common Stock. C. Michael Kojaian disclaims beneficial ownership of the Common Stock held by Holdings, and this Amendment No. 2 shall not be deemed an admission that C. Michael Kojaian is the beneficial owner of such securities for purposes of Section 13D or for any other purpose.
     Mike Kojaian may be deemed to beneficially own 1,666,667 shares of Common Stock held by Holdings. The shares of Common Stock that may be deemed to be beneficially owned by Mike Kojaian represent approximately 5.6% of the Issuer’s outstanding Common Stock. Mike Kojaian disclaims beneficial ownership of the Common Stock held by Holdings, and this Amendment No. 2 shall not be deemed an admission that Mike Kojaian is the beneficial owner of such securities for purposes of Section 13D or for any other purpose.
     (b) Holdings has sole power to vote and dispose of the 1,666,667 shares of Common Stock it beneficially owns. Kojaian Management may be deemed to have shared power to vote and dispose of the 1,666,667 shares of Common Stock held by Holdings. C. Michael Kojaian has sole power to vote and dispose of 41,670 shares of Common Stock and may be deemed to have shared power to vote and dispose of the 1,666,667 shares of Common Stock held by Holdings. Mike Kojaian may be deemed to have shared power to vote and dispose of the 1,666,667 shares of Common Stock held by Holdings.
     (c) None of the Reporting Persons has effected any transactions in the Issuer’s Common Stock in the past sixty (60) days.
     (d) Not applicable
     (e) Not applicable
Item 7 of the Schedule 13D, “Material to be filed as Exhibits,” is amended by adding the following thereto:

Exhibit 12	Joint Filing Agreement, dated July 7, 2006 by and among Kojaian Holdings LLC, Kojaian Management Corporation, C. Michael Kojaian, and Mike Kojaian.

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 7, 2006

KOJAIAN HOLDINGS LLC a Michigan limited liability company By: KOJAIAN MANAGEMENT CORPORATION, a Michigan corporation, its sole member
/s/ C. Michael Kojaian
Name:	C. Michael Kojaian
Title:	Executive Vice President

KOJAIAN MANAGEMENT CORPORATION, a Michigan corporation, its sole member
/s/ C. Michael Kojaian
Name:	C. Michael Kojaian
Title:	Executive Vice President

/s/ C. Michael Kojaian
C. MICHAEL KOJAIAN

/s/ Mike Kojaian
MIKE KOJAIAN

[Signature Page to Amendment No. 2 to Schedule 13D]